EXHIBIT 99.1


       Seabridge Gold Files Year End Audited Financial Statements and MD&A


Press Release
Source: Seabridge Gold Inc.
On Friday March 26, 2010, 6:10 pm EDT

TORONTO, CANADA--(Marketwire - 03/26/10) - Seabridge Gold (TSX:SEA -
News)(AMEX:SA - News) announced today that it has filed its Audited Consolidated Financial Statements and its Management's Discussion and Analysis for the year ended December 31, 2009 on SEDAR (http://www.sedar.com/). To review these documents on the Company website, please see http://www.seabridgegold.net/2009-Q4.pdf.

The Company reported a net loss for the year ended December 31, 2009 of $4,678,000 or $0.12 per share compared to a net profit of $10,290,000 or $0.28 per share for 2008. In 2008, the Company sold the Noche Buena project in Mexico for a net gain of $19,891,000 before income taxes of $5,593,000. During 2009, the Company incurred expenditures of $23,178,000 on mineral interests compared to $14,789,000 in the year ended December 31, 2008. In 2009, expenditures were mainly for the continued exploration drilling program and engineering, environmental and metallurgical studies at the KSM project. In 2009, the Company released an updated Preliminary Assessment on the KSM project and the 2009 drilling resulted in new mineral resources being announced in early 2010. Cash and short term deposits at December 31, 2009 totaled $9,287,000 down from $38,995,000 at December 31, 2008.


The Company has also filed its Annual Information Form and its Annual Report on Form 40-F for the year ended December 31, 2009.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral resources by project and resource category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without


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limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation's December 31, 2009 Annual Information Form filed with SEDAR in Canada (available at http://www.sedar.com/) and the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation's management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
Rudi Fronk, President & C.E.O.

Contact:


Contacts:
Seabridge Gold Inc.
Rudi P. Fronk
President and C.E.O.
(416) 367-9292
(416) 367-2711 (FAX)
info@seabridgegold.net